SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Amplify Energy Corp.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03212B103
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03212B103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,912,114 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,912,114 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,912,114 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 03212B103	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 31, 2016 (the "Original Schedule 13D"), Amendment No. 1 filed with the SEC on February 14, 2019 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on May 7, 2019 ("Amendment No. 2," and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Amplify Energy Corp. (f/k/a Midstates Petroleum Company, Inc.), a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D. This Amendment No. 3 amends Items 1, 3, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Amplify Energy Corp. (f/k/a Midstates Petroleum Company, Inc.), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 500 Dallas Street, Suite 1700, Houston, Texas 77002.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person's response to Item 4 of Amendment No. 3 is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As disclosed in the Current Report on Form 8-K filed by the Issuer on August 6, 2019 (the "Merger Form 8-K"), on such date, the Merger was consummated (the "Effective Date"). At the effective time of the Merger, each share of Amplify Energy Corp. ("Legacy Amplify") common stock, par value $0.0001 per share, issued and outstanding immediately prior to such time was converted into the right to receive 0.933 shares of Common Stock (the "Exchange Ratio"), rounded up to the nearest whole share. In the Merger, 6,673,865 shares of Amplify common stock held by the Fir Tree Funds immediately prior to the effective time of the Merger were converted into 6,226,714 shares of Common Stock.

Evan S. Lederman and David H. Proman, employees of the Reporting Person, are members of the board of directors of the Issuer.

CUSIP No. 03212B103	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 41,252,637 shares of Common Stock issued and outstanding following the consummation of the Merger, which is the sum of (i) 20,415,005 shares of Common Stock issued and outstanding as of August 1, 2019 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2019, filed on Form 10-Q filed with the SEC on August 5, 2019 and (ii) 22,334,010 shares of Legacy Amplify common stock issued and outstanding on July 31, 2019 as reported in Legacy Amplify' s Quarterly Report for the quarterly period ended June 30, 2019, filed on Form 10-Q filed with the SEC on August 5, 2019, multiplied by the Exchange Ratio.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, the Reporting Person has not effected any transactions in the Common Stock within the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On the Effective Date, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) with certain stockholders (the "Holders"), including the Fir Tree Funds. The A&R Registration Rights Agreement amends and restates the Registration Rights Agreement (as defined in the Original Schedule 13D), in accordance with the terms of the Merger Agreement. The A&R Registration Rights Agreement provides resale registration rights for the each of the Holder's Registrable Securities (as defined in the A&R Registration Rights Agreement).

Pursuant to the A&R Registration Rights Agreement, the Issuer is required to file a Shelf Registration Statement (as defined in the A&R Registration Rights Agreement) with respect to the Registrable Securities within 90 days of the Effective Date. The Issuer is required to maintain the effectiveness of any such registration statement until the Registrable Securities covered by the registration statement are no longer Registrable Securities. Additionally, the Holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the A&R Registration Rights Agreement.

CUSIP No. 03212B103	SCHEDULE 13D/A	Page 5 of 6 Pages

This summary of the A&R Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the A&R Registration Rights Agreement, which is filed as Exhibit 10.1 to the Merger Form 8-K and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

2.	A&R Registration Rights Agreement dated August 6, 2019 by and among the Issuer and the Holders (incorporated by reference to Exhibit No. 10.1 to the Merger Form 8-K).

CUSIP No. 03212B103	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 13, 2019

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel